UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of September 30, 2026, with the independent registered public accounting firm review report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of September 30, 2026 and December 31, 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2026	12.31.2025

Cash and cash equivalents	3	6,865	6,471
Financial investments	3	5,224	2,726
Trade and other receivables	9	7,924	4,627
Inventories	10	10,863	8,210
Income taxes	13	774	658
Other taxes recoverable	13	1,471	1,368
Prepayments	11	724	468
Others	17	1,211	895
		35,056	25,423
Assets classified as held for sale	23	27	25
Current assets		35,083	25,448

Trade and other receivables	9	517	851
Judicial deposits	15	16,930	14,814
Income taxes	13	182	365
Deferred income taxes	13	1,688	1,015
Other taxes recoverable	13	4,925	4,177
Prepayments	11	4,946	4,238
Others	17	513	316
Long-term receivables		29,701	25,776
Investments	22	724	550
Property, plant and equipment - PP&E	18	187,762	168,040
Intangible assets	19	2,760	2,523
Non-current assets		220,947	196,889

Total assets		256,030	222,337

Liabilities	Note	09.30.2026	12.31.2025

Trade payables	12	7,280	7,442
Finance debt	24	1,324	2,186
Lease liability	25	10,037	10,037
Income taxes	13	2,089	1,292
Production taxes and other taxes payable	13	5,370	3,810
Dividends payable	26	3,076	2,095
Provision for decommissioning costs	16	2,682	2,950
Employee benefits	14	3,731	3,805
Others	17	3,362	2,331
		38,951	35,948
Liabilities related to assets classified as held for sale	23	113	103
Current liabilities		39,064	36,051

Finance debt	24	24,314	24,255
Lease liability	25	34,295	33,315
Income taxes	13	589	576
Deferred income taxes	13	10,570	6,354
Employee benefits	14	17,066	15,367
Provisions for legal proceedings	15	4,160	3,250
Provision for decommissioning costs	16	26,624	25,563
Others	17	1,753	1,715
Non-current liabilities		119,371	110,395
Current and non-current liabilities		158,435	146,446

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		1,145	1,145
Profit reserves	26	71,133	72,600
Retained earnings		19,161	−
Accumulated other comprehensive loss	26	(101,125)	(105,281)
Attributable to the shareholders of Petrobras		97,415	75,565
Non-controlling interests		180	326
Equity		97,595	75,891

Total liabilities and equity		256,030	222,337
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and nine-month periods ended September 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Sales revenues	4	90,104	65,587	32,962	23,477
Cost of sales	5	(41,580)	(33,970)	(15,271)	(12,260)
Gross profit		48,524	31,617	17,691	11,217

Income (expenses)
Selling expenses	5	(5,058)	(3,736)	(1,797)	(1,360)
General and administrative expenses	5	(1,548)	(1,409)	(513)	(501)
Exploration costs	21	(447)	(746)	(208)	(248)
Research and development expenses		(852)	(628)	(306)	(233)
Other taxes		(2,410)	(399)	(752)	(149)
Impairment reversals, net	20	191	47	−	287
Other income and expenses, net	6	(4,788)	(4,145)	(2,604)	(1,037)
		(14,912)	(11,016)	(6,180)	(3,241)

Income before net finance income (expense), results of equity-accounted investments and income taxes		33,612	20,601	11,511	7,976

Finance income		1,165	1,056	449	414
Finance expenses		(3,150)	(3,167)	(1,116)	(1,119)
Foreign exchange gains (losses) and inflation indexation charges		2,572	5,145	75	976
Net finance income (expense)	7	587	3,034	(592)	271

Results of equity-accounted investments	22	181	165	68	36

Net income before income taxes		34,380	23,800	10,987	8,283

Income taxes	13	(9,977)	(6,995)	(3,240)	(2,230)

Net income for the period		24,403	16,805	7,747	6,053
Net income attributable to shareholders of Petrobras		24,367	16,735	7,740	6,027
Net income attributable to non-controlling interests		36	70	7	26
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	1.89	1.30	0.60	0.47
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and nine-month periods ended September 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Net income for the period		24,403	16,805	7,747	6,053

Items that will not be reclassified to the statement of income:
Actuarial gains on post-employment defined benefit plans	14	−	1	−	−
		−	1	−	−
Items that may be reclassified subsequently to the statement of income:

Unrealized gains on cash flow hedge - highly probable future exports
Recognized in equity	27	4,350	10,105	(25)	1,801
Reclassified to the statement of income		1,038	1,659	334	439
Deferred income tax		(1,832)	(3,999)	(105)	(761)
		3,556	7,765	204	1,479
Translation adjustments (1)
Recognized in equity		621	676	(34)	314
		621	676	(34)	314
Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	22	−	303	−	72
		−	303	−	72

Other comprehensive income		4,177	8,745	170	1,865

Total comprehensive income		28,580	25,550	7,917	7,918
Comprehensive income attributable to shareholders of Petrobras		28,523	25,425	7,911	7,882
Comprehensive income attributable to non-controlling interests		57	125	6	36
(1) Includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Nine-month periods ended September 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2026	Jan-Sep/2025
Cash flows from operating activities
Net income for the period		24,403	16,805
Adjustments for:
Pension and medical benefits	14	1,654	1,295
Results of equity-accounted investments	22	(181)	(165)
Depreciation, depletion and amortization	29	12,856	11,055
Impairment of assets (reversals), net	20	(191)	(47)
Inventory write down (write-back) to net realizable value	10	46	4
Allowance for credit loss on trade and other receivables, net		22	39
Exploratory expenditure write-offs	21	21	226
Gain on disposal/write-offs of assets	6	595	(81)
Foreign exchange, indexation and finance charges		(1,164)	(3,624)
Income taxes	13	9,977	6,995
Revision and unwinding of discount on the provision for decommissioning costs		1,040	1,015
Results from co-participation agreements in bid areas	6	(205)	(112)
Early termination and cash outflows revision of lease agreements	6	(486)	(448)
Losses with legal, administrative and arbitration proceedings, net	6	1,298	606
Equalization of expenses - Production Individualization Agreements	18	32	708
Decrease (Increase) in assets
Trade and other receivables		(3,901)	(474)
Inventories		(2,397)	(1,160)
Judicial deposits		(214)	(548)
Other assets		(284)	50
Increase (Decrease) in liabilities
Trade payables		(625)	(140)
Production taxes and other taxes payable		(374)	(725)
Pension and medical benefits		(933)	(780)
Provisions for legal proceedings		(525)	(687)
Other employee benefits		(299)	557
Provision for decommissioning costs		(1,166)	(705)
Other liabilities		467	(111)
Income taxes paid		(6,791)	(3,663)
Net cash provided by operating activities		32,675	25,885
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(14,474)	(12,933)
Acquisition of equity interests		(69)	(4)
Proceeds from disposal of assets - Divestment		430	554
Financial compensation from co-participation agreements		307	355
Divestment (Investment) in financial investments		(2,065)	2,830
Dividends received		71	105
Net cash used in investing activities		(15,800)	(9,093)
Cash flows from financing activities
Changes in non-controlling interest		(202)	34
Proceeds from finance debt	24	3,094	5,315
Repayment of principal - finance debt	24	(4,622)	(1,896)
Repayment of interest - finance debt	24	(1,650)	(1,391)
Repayment of lease liability	25	(7,886)	(6,783)
Dividends paid to Shareholders of Petrobras	26	(5,311)	(6,618)
Dividends paid to non-controlling interests		(23)	(40)
Net cash used in financing activities		(16,600)	(11,379)
Effect of exchange rate changes on cash and cash equivalents		119	280
Net change in cash and cash equivalents		394	5,693
Cash and cash equivalents at the beginning of the period		6,471	3,271

Cash and cash equivalents at the end of the period		6,865	8,964
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Nine-month periods ended September 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Profit Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2025		107,101	29	61,446	(109,470)	−	59,106	244	59,350
Cancellation of treasury shares	26.2	−	1,116	(1,116)	−	−	−	−	−
Capital transactions		−	−	−	−	−	−	32	32
Net income		−	−	−	−	16,735	16,735	70	16,805
Other comprehensive income (loss)		−	−	−	8,690	−	8,690	55	8,745
Additional dividends proposed	26.4	−	−	(1,477)	−	−	(1,477)	−	(1,477)
Expired unclaimed dividends	26.4	−	−	−	−	137	137	−	137
Appropriations:
Dividends	26.4	−	−	−	−	(3,671)	(3,671)	(20)	(3,691)
Balance at September 30, 2025		107,101	1,145	58,853	(100,780)	13,201	79,520	381	79,901

Balance at January 1, 2026		107,101	1,145	72,600	(105,281)	−	75,565	326	75,891
Capital transactions		−	−	−	−	−	−	(202)	(202)
Net income		−	−	−	−	24,367	24,367	36	24,403
Other comprehensive income (loss)		−	−	−	4,156	−	4,156	21	4,177
Additional dividends proposed	26.4	−	−	(1,467)	−	−	(1,467)	−	(1,467)
Expired unclaimed dividends	26.4	−	−	−	−	62	62	−	62
Appropriations:
Dividends	26.4	−	−	−	−	(5,268)	(5,268)	(1)	(5,269)
Balance at September 30, 2026		107,101	1,145	71,133	(101,125)	19,161	97,415	180	97,595
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 10, 2026.

1.2.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	09.30.2026	12.31.2025
Cash at bank and in hand	314	222
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	818	1,178
Bank Deposit Certificates	63	72
Other investment funds	152	139
	1,033	1,389
- Abroad
Time deposits	2,967	3,315
Sweep accounts and interest-bearing accounts	2,499	1,498
Other financial investments	52	47
	5,518	4,860
Total financial investments classified as cash equivalents	6,551	6,249
Total	6,865	6,471

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Financial investments classified as cash equivalents abroad mainly comprise time deposits, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.2.	Financial investments
	09.30.2026	12.31.2025
Fair value through profit or loss	287	204
Amortized cost	4,971	2,525
Total	5,258	2,729
Current	5,224	2,726
Non-current (1)	34	3

(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

4.	Sales revenues
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Diesel	22,342	19,870	8,015	7,117
Road-use diesel subsidy program	4,750	-	2,699	−
Gasoline	9,052	9,121	3,116	3,084
Liquefied petroleum gas	2,693	2,558	920	941
Gasoline and liquified petroleum gas subsidy programs	521	-	345	−
Jet fuel	4,847	3,244	1,775	1,112
Naphtha	1,828	1,275	572	440
Fuel oil (including bunker fuel)	562	433	186	136
Other oil products	3,319	2,839	1,257	938
Domestic market oil products	49,914	39,340	18,885	13,768
Natural gas	2,595	2,877	918	1,019
Crude oil	3,425	3,518	1,136	1,040
Renewables and nitrogen products	413	171	179	77
Breakage	118	137	38	35
Electricity	903	525	301	238
Services, agency and others	735	537	245	189
Domestic market	58,103	47,105	21,702	16,366

Exports	31,267	17,952	11,000	6,903
Crude oil	24,472	13,670	8,376	5,408
Fuel oil (including bunker fuel)	5,402	3,470	1,982	1,193
Other oil products and other products	1,393	812	642	302
Sales abroad (1)	734	530	260	208
Foreign market	32,001	18,482	11,260	7,111
Sales revenues	90,104	65,587	32,962	23,477
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the nine-month period ended September 30, 2026, in relation to road-use diesel, gasoline and liquefied petroleum gas subsidy programs, the Company recognized the total amount of US$ 5,271 as sales revenues (US$ 3,044 in the three-month period ended September 30, 2026), as described in note 28.1.1.

The composition of sales revenues by shipping destination is presented as follows:

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Domestic market	58,103	47,105	21,702	16,366
China	10,887	6,380	2,178	3,294
Americas (except United States)	3,738	2,530	1,376	1,074
Europe	4,127	2,854	1,999	836
Asia (except China and Singapore)	5,962	2,839	1,782	525
United States	1,732	1,775	1,026	798
Singapore	4,829	1,849	2,535	548
Others	726	255	364	36
Foreign market	32,001	18,482	11,260	7,111
Sales revenues	90,104	65,587	32,962	23,477

In the nine-month period ended September 30, 2026, sales to one client of the refining, transportation and marketing (RT&M) segment represented individually 12% of the Company’s sales revenues. In the nine-month period ended September 30, 2025, sales to two clients of the RT&M segment represented individually 14% and 10% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Raw material, products for resale, materials and third-party services (1)	(19,066)	(16,245)	(8,106)	(5,895)
Acquisitions (including imports)	(12,876)	(11,132)	(5,828)	(4,001)
Crude oil	(7,538)	(5,925)	(2,823)	(2,043)
Oil products	(4,747)	(4,489)	(2,842)	(1,714)
Natural gas	(591)	(718)	(163)	(244)
Third-party services and others	(6,190)	(5,113)	(2,278)	(1,894)
Depreciation, depletion and amortization	(10,460)	(8,814)	(3,560)	(3,297)
Production taxes	(12,182)	(8,146)	(4,119)	(2,788)
Employee compensation	(1,599)	(1,300)	(563)	(470)
Inventory turnover	1,727	535	1,077	190
Total	(41,580)	(33,970)	(15,271)	(12,260)
(1) Includes short-term leases.

5.2.	Selling expenses
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Materials, third-party services, freight, rent and other related costs	(4,296)	(3,069)	(1,542)	(1,103)
Depreciation, depletion and amortization	(628)	(547)	(205)	(207)
Allowance for expected credit losses	(15)	(27)	(9)	(17)
Employee compensation	(119)	(93)	(41)	(33)
Total	(5,058)	(3,736)	(1,797)	(1,360)

5.3.	General and administrative expenses
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Employee compensation	(960)	(827)	(329)	(296)
Materials, third-party services, rent and other related costs	(404)	(447)	(126)	(155)
Depreciation, depletion and amortization	(184)	(135)	(58)	(50)
Total	(1,548)	(1,409)	(513)	(501)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
6.	Other income and expenses, net
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Stoppages for asset maintenance and pre-operating expenses	(1,883)	(1,985)	(601)	(690)
Losses with legal, administrative and arbitration proceedings (1)	(1,298)	(606)	(818)	(280)
Variable compensation programs (2)	(1,196)	(999)	(475)	(404)
Pension and medical benefits - retirees (3)	(1,181)	(977)	(395)	(338)
Results on disposal/write-offs of assets (4)	(595)	81	(710)	10
Institutional relations and cultural projects	(240)	(190)	(92)	(92)
Gains (losses) with commodity derivatives	(240)	14	(102)	3
Operating expenses with thermoelectric power plants	(132)	(165)	(32)	(53)
Collective bargaining agreement	(33)	(215)	(1)	(1)
Equalization of expenses - Production Individualization Agreements	(32)	(708)	(11)	(32)
Fines imposed on suppliers	191	205	61	84
Results from co-participation agreements in bid areas	205	112	-	62
Government grants	260	117	99	55
Results of non-core activities	388	341	123	117
Early termination and changes to cash flow estimates of leases	486	448	197	147
Reimbursements from E&P partnership operations	542	212	161	147
Others	(30)	170	(8)	228
Total	(4,788)	(4,145)	(2,604)	(1,037)
(1) For more information, see note 15.1 - Provisions for legal proceedings, judicial deposits and contingent liabilities.
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.
(3) For more information, see note 14.2 - Employee benefits (post-employment).
(4) For more information, see note 23 - Disposal of assets and other transactions.

7.	Net finance income (expense)
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Finance income	1,165	1,056	449	414
Income from financial investments and Government Bonds	825	764	337	316
Other finance income	340	292	112	98
Finance expenses	(3,150)	(3,167)	(1,116)	(1,119)
Interest on finance debt	(1,681)	(1,575)	(545)	(592)
Unwinding of discount on lease liability	(2,140)	(1,953)	(727)	(678)
Capitalized borrowing costs	1,932	1,446	582	530
Unwinding of discount on the provision for decommissioning costs	(1,033)	(984)	(342)	(336)
Other finance expenses	(228)	(101)	(84)	(43)
Foreign exchange gains (losses) and inflation indexation charges	2,572	5,145	75	976
Foreign exchange gains (losses) (1)	2,737	6,136	16	1,068
Real x U.S. dollar	2,713	6,282	29	1,064
Other currencies	24	(146)	(13)	4
Reclassification of hedge accounting to the Statement of Income (1)	(1,038)	(1,659)	(334)	(439)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(136)	(129)	16	22
Recoverable taxes inflation indexation income	167	199	68	40
Other foreign exchange gains and indexation charges, net	842	598	309	285
Total	587	3,034	(592)	271
(1) For more information, see notes 27.3.1.a and 27.3.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	57,830	86,256	7,165	301	(61,448)	90,104
Intersegments	57,642	1,076	2,724	6	(61,448)	−
Third parties	188	85,180	4,441	295	-	90,104
Cost of sales	(26,422)	(68,926)	(3,915)	(271)	57,954	(41,580)
Gross profit	31,408	17,330	3,250	30	(3,494)	48,524
Income (expenses)	(2,478)	(5,854)	(3,155)	(3,425)	−	(14,912)
Selling expenses	(1)	(2,887)	(2,144)	(26)	-	(5,058)
General and administrative expenses	(59)	(352)	(114)	(1,023)	-	(1,548)
Exploration costs	(447)	-	-	-	-	(447)
Research and development expenses	(686)	(5)	(10)	(151)	-	(852)
Other taxes	(190)	(2,015)	(9)	(196)	-	(2,410)
Impairment (losses) reversals, net	(223)	414	-	-	-	191
Other income and expenses, net	(872)	(1,009)	(878)	(2,029)	-	(4,788)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	28,930	11,476	95	(3,395)	(3,494)	33,612
Net finance income	-	-	-	587	-	587
Results of equity-accounted investments	71	45	66	(1)	-	181
Net income (loss) before income taxes	29,001	11,521	161	(2,809)	(3,494)	34,380
Income taxes	(9,836)	(3,902)	(33)	2,606	1,188	(9,977)
Net income (loss) for the period	19,165	7,619	128	(203)	(2,306)	24,403
Attributable to:
Shareholders of Petrobras	19,166	7,619	112	(224)	(2,306)	24,367
Non-controlling interests	(1)	-	16	21	-	36

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	45,208	61,867	6,306	244	(48,038)	65,587
Intersegments	45,031	802	2,201	4	(48,038)	−
Third parties	177	61,065	4,105	240	-	65,587
Cost of sales	(20,576)	(57,834)	(3,620)	(217)	48,277	(33,970)
Gross profit	24,632	4,033	2,686	27	239	31,617
Income (expenses)	(3,341)	(2,362)	(2,561)	(2,752)	−	(11,016)
Selling expenses	-	(1,551)	(2,150)	(35)	-	(3,736)
General and administrative expenses	(45)	(288)	(92)	(984)	-	(1,409)
Exploration costs	(746)	-	-	-	-	(746)
Research and development expenses	(490)	(7)	(8)	(123)	-	(628)
Other taxes	(20)	(38)	(11)	(330)	-	(399)
Impairment (losses) reversals, net	(193)	241	(1)	-	-	47
Other income and expenses, net	(1,847)	(719)	(299)	(1,280)	-	(4,145)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	21,291	1,671	125	(2,725)	239	20,601
Net finance income	-	-	-	3,034	-	3,034
Results of equity-accounted investments	74	67	29	(5)	-	165
Net income before income taxes	21,365	1,738	154	304	239	23,800
Income taxes	(7,238)	(571)	(42)	936	(80)	(6,995)
Net income for the period	14,127	1,167	112	1,240	159	16,805
Attributable to:
Shareholders of Petrobras	14,129	1,167	83	1,197	159	16,735
Non-controlling interests	(2)	-	29	43	-	70

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	19,049	31,608	2,554	113	(20,362)	32,962
Intersegments	18,981	340	1,040	1	(20,362)	−
Third parties	68	31,268	1,514	112	-	32,962
Cost of sales	(8,930)	(23,988)	(1,379)	(103)	19,129	(15,271)
Gross profit	10,119	7,620	1,175	10	(1,233)	17,691
Income (expenses)	(962)	(2,472)	(1,522)	(1,224)	−	(6,180)
Selling expenses	-	(1,064)	(720)	(13)	-	(1,797)
General and administrative expenses	(20)	(119)	(41)	(333)	-	(513)
Exploration costs	(208)	-	-	-	-	(208)
Research and development expenses	(245)	(3)	(4)	(54)	-	(306)
Other taxes	(9)	(888)	(3)	148	-	(752)
Impairment (losses) reversals, net	-	-	-	-	-	−
Other income and expenses, net	(480)	(398)	(754)	(972)	-	(2,604)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	9,157	5,148	(347)	(1,214)	(1,233)	11,511
Net finance expense	-	-	-	(592)	-	(592)
Results of equity-accounted investments	26	3	33	6	-	68
Net income / (loss) before income taxes	9,183	5,151	(314)	(1,800)	(1,233)	10,987
Income taxes	(3,112)	(1,752)	117	1,087	420	(3,240)
Net income (loss) for the period	6,071	3,399	(197)	(713)	(813)	7,747
Attributable to:
Shareholders of Petrobras	6,071	3,399	(198)	(719)	(813)	7,740
Non-controlling interests	−	−	1	6	−	7

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,737	22,083	2,270	87	(16,700)	23,477
Intersegments	15,676	256	767	1	(16,700)	−
Third parties	61	21,827	1,503	86	-	23,477
Cost of sales	(7,178)	(20,470)	(1,351)	(79)	16,818	(12,260)
Gross profit	8,559	1,613	919	8	118	11,217
Income (expenses)	(757)	(757)	(868)	(859)	−	(3,241)
Selling expenses	-	(596)	(744)	(20)	-	(1,360)
General and administrative expenses	(15)	(105)	(34)	(347)	-	(501)
Exploration costs	(248)	-	-	-	-	(248)
Research and development expenses	(181)	(3)	(4)	(45)	-	(233)
Other taxes	(9)	(11)	(3)	(126)	-	(149)
Impairment (losses) reversals, net	-	287	-	-	-	287
Other income and expenses, net	(304)	(329)	(83)	(321)	-	(1,037)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	7,802	856	51	(851)	118	7,976
Net finance income	-	-	-	271	-	271
Results of equity-accounted investments	18	19	-	(1)	-	36
Net income / (loss) before income taxes	7,820	875	51	(581)	118	8,283
Income taxes	(2,653)	(292)	(17)	771	(39)	(2,230)
Net income for the period	5,167	583	34	190	79	6,053
Attributable to:
Shareholders of Petrobras	5,168	583	23	174	79	6,027
Non-controlling interests	(1)	-	11	16	-	26

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,725)	(112)	(37)	(9)	(1,883)
Losses with legal, administrative and arbitration proceedings	(244)	(329)	(7)	(718)	(1,298)
Variable compensation programs	(530)	(309)	(54)	(303)	(1,196)
Pension and medical benefits - retirees	-	-	-	(1,181)	(1,181)
Results on disposal/write-offs of assets	34	18	(694)	47	(595)
Results from co-participation agreements in bid areas	205	-	-	-	205
Results of non-core activities	364	5	3	16	388
Early termination and changes to cash flow estimates of leases	471	16	(5)	4	486
Reimbursements from E&P partnership operations	542	-	-	-	542
Others	11	(298)	(84)	115	(256)
Total	(872)	(1,009)	(878)	(2,029)	(4,788)

Other income and expenses, net by segment
Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,761)	(144)	(66)	(14)	(1,985)
Variable compensation programs	(460)	(226)	(51)	(262)	(999)
Pension and medical benefits - retirees	-	-	-	(977)	(977)
Losses with legal, administrative and arbitration proceedings	(175)	(295)	(8)	(128)	(606)
Results on disposal/write-offs of assets	60	(7)	10	18	81
Results from co-participation agreements in bid areas	112	-	-	-	112
Reimbursements from E&P partnership operations	212	-	-	-	212
Results of non-core activities	338	(8)	1	10	341
Early termination and changes to cash flow estimates of leases	416	20	4	8	448
Others	(589)	(59)	(189)	65	(772)
Total	(1,847)	(719)	(299)	(1,280)	(4,145)

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jul-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Losses with legal, administrative and arbitration proceedings	(144)	(185)	(4)	(485)	(818)
Results on disposal/write-offs of assets	(17)	11	(700)	(4)	(710)
Stoppages for asset maintenance and pre-operating expenses	(566)	(19)	(13)	(3)	(601)
Variable compensation programs	(220)	(112)	(22)	(121)	(475)
Pension and medical benefits - retirees	-	-	-	(395)	(395)
Results from co-participation agreements in bid areas	-	-	-	-	−
Results of non-core activities	115	1	2	5	123
Reimbursements from E&P partnership operations	161	-	-	-	161
Early termination and changes to cash flow estimates of leases	184	11	-	2	197
Others	7	(105)	(17)	29	(86)
Total	(480)	(398)	(754)	(972)	(2,604)

Other income and expenses, net by segment
Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(649)	(17)	(18)	(6)	(690)
Variable compensation programs	(189)	(88)	(20)	(107)	(404)
Pension and medical benefits - retirees	-	-	-	(338)	(338)
Gains (losses) with legal, administrative and arbitration proceedings	(69)	(228)	22	(5)	(280)
Results on disposal/write-offs of assets	46	(7)	(6)	(23)	10
Results from co-participation agreements in bid areas	62	-	-	-	62
Results of non-core activities	116	(3)	1	3	117
Reimbursements from E&P partnership operations	147	-	-	-	147
Early termination and changes to cash flow estimates of leases	116	24	3	4	147
Others	116	(10)	(65)	151	192
Total	(304)	(329)	(83)	(321)	(1,037)

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Sep/2026	9,954	2,246	485	171	12,856
Jan-Sep/2025	8,545	1,981	410	119	11,055

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jul-Sep/2026	3,512	743	168	59	4,482
Jul-Sep/2025	3,228	693	146	44	4,111

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2026

Current assets	3,369	14,808	538	23,153	(6,785)	35,083
Non-current assets	171,552	25,556	5,568	18,271	−	220,947
Long-term receivables	10,463	3,864	171	15,203	−	29,701
Investments	345	96	225	58	−	724
Property, plant and equipment	158,724	21,434	5,078	2,526	−	187,762
Operating assets	119,247	17,226	4,439	1,635	−	142,547
Under construction	39,477	4,208	639	891	−	45,215
Intangible assets	2,020	162	94	484	−	2,760
Total Assets	174,921	40,364	6,106	41,424	(6,785)	256,030

Consolidated assets by operating segment - 12.31.2025

Current assets	2,424	9,580	356	16,620	(3,532)	25,448
Non-current assets	153,291	22,311	5,315	15,972	−	196,889
Long-term receivables	9,318	3,091	146	13,221	−	25,776
Investments	292	27	171	60	−	550
Property, plant and equipment	141,818	19,053	4,917	2,252	−	168,040
Operating assets	108,424	16,534	4,394	1,568	−	130,920
Under construction	33,394	2,519	523	684	−	37,120
Intangible assets	1,863	140	81	439	−	2,523
Total Assets	155,715	31,891	5,671	32,592	(3,532)	222,337

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.	Trade and other receivables
9.1.	Trade and other receivables
	09.30.2026	12.31.2025
Third parties
Receivables from contracts with customers	5,192	4,641
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	777	1,132
Lease receivables	185	226
Other receivables	622	1,192
Subtotal - Third parties	6,776	7,191
Related parties
Receivables from contracts with customers - Investees	365	77
Fuel trading subsidy program	3,168	−
Subtotal - Related parties (note 28)	3,533	77
Total trade and other receivables, before ECL	10,309	7,268
Expected credit losses (ECL) - Third parties	(1,851)	(1,780)
Expected credit losses (ECL) - Related parties	(17)	(10)
Total trade and other receivables	8,441	5,478
Current	7,924	4,627
Non-current	517	851

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 969 as of September 30, 2026 (US$ 402 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 301 (US$ 398 as of December 31, 2025), from the sale of interest in the Roncador field, totaling US$ 67 (US$ 266 as of December 31, 2025), the Potiguar cluster, totaling US$ 83 (US$ 157 as of December 31, 2025), and the Pampo and Enchova cluster, totaling US$ 85 (US$ 66 as of December 31, 2025).

The decrease in the balance of “Other receivables” is mainly related to the Tupi Shared Reservoir, as described in Note 18.4.

9.2.	Aging of trade and other receivables – third parties
	09.30.2026		12.31.2025
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,727	(26)	5,265	(88)
Overdue:
1-90 days	61	(24)	66	(32)
91-180 days	24	(15)	46	(25)
181-365 days	96	(88)	129	(106)
More than 365 days	1,868	(1,698)	1,685	(1,529)
Total	6,776	(1,851)	7,191	(1,780)

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Sep/2026	Jan-Sep/2025
Opening balance	1,790	1,641
Additions	74	121
Reversals	(57)	(83)
Write-offs	(11)	(15)
Translation adjustment	69	166
Others	3	−
Closing balance	1,868	1,830
Current	399	384
Non-current	1,469	1,446

10.	Inventories
	09.30.2026	12.31.2025
Crude oil	4,332	3,151
Oil products	2,990	2,302
Intermediate products	684	577
Natural gas and Liquefied Natural Gas (LNG)	180	112
Biofuels	36	29
Fertilizers	14	10
Total products	8,236	6,181
Materials, supplies and others	2,627	2,029
Total	10,863	8,210

In the nine-month period ended September 30, 2026, the Company recognized a US$ 46 loss within cost of sales, adjusting inventories to net realizable value (compared to a US$ 4 loss within cost of sales in the nine-month period ended September 30, 2025), primarily due to changes in international prices of crude oil and oil products.

At September 30, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 1,029 (US$ 786 at December 31, 2025).

11.	Prepayments
	09.30.2026	12.31.2025
Advances for property, plant and equipment (1)	4,858	4,143
Prepaid expenses	650	437
Advances for the acquisition of equipment, materials and others	162	126
Total	5,670	4,706
Current	724	468
Non current	4,946	4,238
(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.	Trade payables
	09.30.2026	12.31.2025
Third parties in Brazil	4,928	5,097
Third parties abroad	2,315	2,290
Related parties	37	55
Total	7,280	7,442

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2026, the balance advanced by suppliers, within the scope of the program, is US$ 62 (US$ 133 as of December 31, 2025) and has a payment term from 4 to 92 days and a weighted average term of 52 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

13.	Taxes

13.1.        Income taxes

Statement of Financial Position

	09.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Income taxes	956	2,678	1,023	1,868
Deferred income taxes	1,688	10,570	1,015	6,354
	2,644	13,248	2,038	8,222

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Net income before income taxes	34,380	23,800	10,987	8,283
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(11,689)	(8,091)	(3,736)	(2,816)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,907	844	745	379
Different jurisdictional tax rates for companies abroad	920	1,013	154	549
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(740)	(316)	(324)	(205)
Tax incentives	168	115	61	20
Effects of the global minimum tax	(99)	(153)	(43)	(44)
Internal transfer prices adjustments for operations between related parties abroad	(136)	(226)	(17)	(61)
Tax loss carryforwards (unrecognized tax losses)	(34)	1	(8)	-
Post-employment benefits (2)	(475)	(333)	(158)	(125)
Results of equity-accounted investments	41	55	23	12
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	74	59	26	29
Others	86	37	37	32
Income taxes	(9,977)	(6,995)	(3,240)	(2,230)
Deferred income taxes	(1,325)	(3,008)	433	(667)
Current income taxes	(8,652)	(3,987)	(3,673)	(1,563)
Effective tax rate of income taxes	29.0%	29.4%	29.5%	26.9%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

13.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	09.30.2026	12.31.2025	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil	767	653	182	365	949	1,018
Taxes abroad	7	5	−	−	7	5
Total	774	658	182	365	956	1,023

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	09.30.2026	12.31.2025	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	1,577	785	432	392	2,009	1,177
Income taxes - Tax settlement programs	72	59	157	184	229	243
	1,649	844	589	576	2,238	1,420
Taxes abroad (1)	440	448	−	−	440	448
Total	2,089	1,292	589	576	2,678	1,868
(1) Includes uncertain tax treatments (see note 13.1.3).

13.1.2.	Deferred income taxes

The changes in the deferred income taxes are presented as follows:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance	(5,339)	(548)
Recognized in the statement of income for the period	(1,325)	(3,008)
Recognized in shareholders’ equity	(1,832)	(3,999)
Translation adjustment	(384)	(632)
Use of tax loss carryforwards	(1)	(43)
Others	(1)	18
Closing balance	(8,882)	(8,212)
Deferred tax on profit - Assets	1,688	1,030
Deferred tax on profit - Liabilities	(10,570)	(9,242)

The composition of deferred tax assets and liabilities is set out in the following table:

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	09.30.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(5,855)	(6,471)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,432	4,454
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(13,724)	(12,596)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(21,569)	(19,066)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(2,143)	(665)
Leasings	Appropriation of the considerations	14,976	14,322
Provision for decommissioning costs	Payments and use of provisions	10,014	9,957
Provision for legal proceedings	Payments and use of provisions	1,333	1,053
Tax loss carryforwards	Taxable income compensation	740	720
Inventories	Sales, write-downs and losses	1,283	453
Employee Benefits	Payments and use of provisions	1,568	1,586
Others		63	914
Total		(8,882)	(5,339)

13.1.3.	Uncertain tax treatments on income taxes

As of September 30, 2026, the Company has US$ 432 (US$ 614 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil. The decrease in this balance primarily reflects the settlement with the Dutch Tax Authority regarding the calculation of Corporate Income Tax (CIT) for the fiscal years 2018 to 2023, resulting from the tax valuation of platforms and equipment that were nationalized under the Repetro SPED tax regime.

In addition, the Company has US$ 5,517 of uncertain tax treatments (US$ 5,146 as of December 31, 2025), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of September 30, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 6,202 (US$ 4,912 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of September 30, 2026, the total amount of uncertain tax treatments amounts to US$ 12,151 (US$ 10,672 as of December 31, 2025), for which Petrobras will continue to defend its position.

13.2.	Other taxes and production taxes
13.2.1.	Taxes recoverable
	Current assets		Non-current assets
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	251	255	1,486	1,291
Non-Current PIS and COFINS	424	354	1,877	1,461
PIS and COFINS - unconstitutionality of the extended calculation basis	−	−	731	661
ICMS (VAT)	303	320	578	515
Deferred ICMS (VAT)	432	369	233	229
Others	15	28	20	20
	1,425	1,326	4,925	4,177
Taxes abroad	46	42	−	−
Total	1,471	1,368	4,925	4,177

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
13.2.2.	Production taxes and other taxes payable
	Current liabilities		Non-current liabilities (1)
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Production taxes (2)	2,559	1,400	18	56
ICMS (VAT)	1,406	1,291	−	−
PIS and COFINS	393	445	236	178
Withholding income taxes	193	329	−	−
Export tax	580	−	−	−
Other taxes	220	333	106	90
	5,351	3,798	360	324
Taxes abroad	19	12	−	−
Total	5,370	3,810	360	324
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) The increase in production taxes is related to increased oil and gas average prices and production volumes.

13.3.	Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized a US$ 118 expense in the statement of income, within other taxes, in the nine-month period ended September 30, 2026.

13.4.	Export tax

Effective on March 12, 2026, Provisional Measure No. 1,340 established the levy of Export Tax (IE) on exports of crude oil, oils obtained from bituminous minerals, as well as road-use diesel. After this regulation expired on July 9, 2026, taxation on crude oil exports was maintained until December 31, 2026 under Resolutions No. 938, No. 957 and No. 977/2026, issued by the Executive Management Committee of the Chamber of Foreign Trade (Camex), while the tax on exports of road diesel was discontinued. The Export Tax (IE) is levied on crude oil at a 12% rate, except for the exports destined to the European Union (EU), which is subject to a 6% rate, pursuant to the Interim Trade Agreement between the EU and Southern Common Market (Mercosul).

This tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

In the nine-month period ended September 30, 2026, a US$ 1,954 expense was recognized within other taxes relating to this tax (US$ 868 in the three-month period ended September 30, 2026).

13.5.	Tax reform

The regulations for the IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços) and the CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), released on April 30,2026, did not introduce significant changes compared to the provisions set forth in Complementary Laws No. 214/2025 and No. 227/2026.

The Ministry of Finance of Brazil released the CBS rates applicable to transactions involving liquid fuels sold by volume on October 9, 2026, through Ordinance MF No. 3,074, which will be effective in January 2027.

Under the procedures established by Complementary Law No. 214/2025, the Brazilian Federal Auditor’s Office (Tribunal de Contas da União - TCU) is responsible for conducting studies to determine the reference rates for the new taxes.

On October 28, 2026, the TCU completed its study on the CBS rate for 2027 (which resulted in 11.3%) and submitted its findings to the Brazilian Senate, which will review it and set the CBS reference rate. The Brazilian Federal Government, through specific legislation, will set the standard CBS rate to be applied in 2027.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accordingly, at the current stage of implementation and regulation of the Consumption Tax Reform, the Company believes that there is material uncertainty with respect to rules associated with the new taxes. Thus, there is no effect on these unaudited condensed consolidated interim financial statements as of September 30, 2026, considering that:

•	the elements necessary for the objective identification of IBS and CBS tax rates applicable to all the Company's operations have not yet been published, including the reference rate and the standard rates by federative entity;
•	ancillary obligations regarding, among others, the issuance of tax documents, credit utilization, reimbursement procedures, or adoption of specific regimes are not sufficiently detailed; and
•	the applicable Selective Tax (IS) rate to mineral goods was published on November 4, 2026, through Provisional Measure No. 1,399, which established a zero rate on an exceptional and transitional basis through December 31, 2027. Nevertheless, the IS regulations and the guidelines required for its implementation remain pending, particularly the rules governing compliance with ancillary tax obligations and the taxable event.
14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	09.30.2026	12.31.2025
Liabilities
Short-term employee benefits	2,622	2,722
Termination benefits	71	91
Post-employment benefits	18,104	16,359
Total	20,797	19,172
Current	3,731	3,805
Non-current	17,066	15,367

14.1.	Short-term employee benefits
	09.30.2026	12.31.2025
Accrued vacation and 13th salary	1,046	610
Profit sharing	572	677
Performance award program	682	717
Salaries and related charges and other provisions	322	718
Total	2,622	2,722
Current	2,596	2,706
Non-current (1)	26	16
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Salaries, accrued vacations and related charges	(3,456)	(2,810)	(1,342)	(1,000)
Management fees and charges	(13)	(10)	(6)	(3)
Variable compensation programs (1)	(1,196)	(999)	(475)	(404)
Performance award program (2)	(627)	(518)	(284)	(240)
Profit sharing (2)	(569)	(481)	(191)	(164)
Total	(4,665)	(3,819)	(1,823)	(1,407)
(1) Includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the nine-month period ended September 30, 2026, the Company:

•	paid US$ 725 relating to the profit sharing (PLR) for the previous year, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 570 relating to the PLR for the current year (US$ 481 in the same period of 2025), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In the nine-month period ended September 30, 2026, the Company:

•	paid US$ 710 relating to the performance award program (PRD) for the previous year, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 626 relating to the PRD for the current year (US$ 517 in the same period of 2025), recorded in other income and expenses, including variable compensation programs of consolidated companies.
14.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	09.30.2026	12.31.2025
Liabilities
Health Care Plan - Saúde Petrobras	13,131	11,661
Subtotal - health care plan	13,131	11,661
Petros Pension Plan - Renegotiated (PPSP-R)	2,839	2,734
Petros Pension Plan - Non-renegotiated (PPSP-NR)	998	946
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	572	513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	561	501
Petros 2 Pension Plan (PP-2)	3	4
Subtotal - pension plans	4,973	4,698
Total	18,104	16,359
Current	1,116	1,036
Non-current	16,988	15,323

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries in the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	236	118
Ordinary and extraordinary future contributions - sponsor	4,273	1,259
Contributions related to the TFC - sponsor	786	567
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(2,048)	(496)
Net actuarial liability recorded by the Company	3,247	1,448
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2026
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2025	3,247	1,448	4	11,661	16,360
Recognized in the Statement of Income	284	129	−	1,241	1,654
Current service cost	−	−	−	197	197
Net interest	284	129	−	1,044	1,457
Cash effects	(324)	(109)	(11)	(489)	(933)
Contributions paid	(307)	(98)	(11)	(489)	(905)
Payments related to Term of financial commitment (TFC)	(17)	(11)	−	−	(28)
Other changes	204	91	10	718	1,023
Others	−	−	11	−	11
Translation Adjustment	204	91	(1)	718	1,012
Balance at September 30, 2026	3,411	1,559	3	13,131	18,104
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	273	117	5	900	1,295
Current service cost	3	−	−	123	126
Net interest	270	117	5	777	1,169
Recognized in Equity - other comprehensive income	−	−	−	1	1
Gains arising from the remeasurement	−	−	−	1	1
Cash effects	(280)	(89)	(9)	(402)	(780)
Contributions paid	(266)	(81)	(9)	(402)	(758)
Payments related to Term of financial commitment (TFC)	(14)	(8)	−	−	(22)
Other changes	437	194	7	1,263	1,901
Translation Adjustment	437	194	7	1,263	1,901
Balance at September 30, 2025	3,114	1,380	61	9,260	13,815
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(16)	(3)	−	(454)	(473)
Related to retirees (other income and expenses)	(268)	(126)	−	(787)	(1,181)
Net costs for Jan-Sep/2026	(284)	(129)	−	(1,241)	(1,654)
Related to active employees (cost of sales and expenses)	(19)	(2)	(1)	(296)	(318)
Related to retirees (other income and expenses)	(254)	(115)	(4)	(604)	(977)
Net costs for Jan-Sep/2025	(273)	(117)	(5)	(900)	(1,295)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(5)	(1)	−	(151)	(157)
Related to retirees (other income and expenses)	(90)	(42)	−	(263)	(395)
Net costs for Jul-Sep/2026	(95)	(43)	−	(414)	(552)
Related to active employees (cost of sales and expenses)	(6)	(1)	(1)	(102)	(110)
Related to retirees (other income and expenses)	(88)	(40)	(1)	(209)	(338)
Net costs for Jul-Sep/2025	(94)	(41)	(2)	(311)	(448)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2.	Contributions

In the nine-month period ended September 30, 2026, the Company contributed US$ 933 (US$ 780 in the same period of 2025), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 14.2.1), and US$ 214 and US$ 2, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 172 for PP-2 and US$ 1 for PP-3 in the same period of 2025), which were recognized in the statement of income.

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities
15.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection on bunker oil involving several states; (ii) VAT tax collection related to State Funds involving tax incentives; (iii) claims for alleged non-payment of social security contributions on allowances and bonuses; and (iv) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current liabilities	09.30.2026	12.31.2025
Labor claims	850	691
Tax claims	1,072	737
Civil claims	2,022	1,601
Environmental claims	216	221
Total	4,160	3,250

	Jan-Sep/2026	Jan-Sep/2025
Opening Balance	3,250	2,833
Additions, net of reversals	895	373
Use of provision	(607)	(822)
Revaluation of existing proceedings and interest charges	428	281
Others	−	(8)
Translation adjustment	194	442
Closing Balance	4,160	3,099

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

15.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2026	12.31.2025
Tax	11,753	10,172
Labor	882	839
Civil	4,194	3,702
Environmental and others	101	101
Total	16,930	14,814

	Jan-Sep/2026	Jan-Sep/2025
Opening Balance	14,814	11,748
Additions	214	551
Use	(85)	(127)
Accruals and charges	1,080	894
Others	−	(1)
Translation adjustment	907	2,014
Closing Balance	16,930	15,079

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 39 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30,2026, the balance of production capacity held in guarantee in the NJP is US$ 1,431 (US$ 1,417 as of December 31, 2025).

15.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2026, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	09.30.2026	12.31.2025
Tax	24,215	25,585
Labor	1,961	1,844
Civil	14,637	12,748
Environmental and others	1,607	1,394
Total	42,420	41,571

The main contingent liabilities are:

•	Tax matters comprising: (i) collection of ICMS involving several states; (ii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iv) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (v) incidence of social security contributions on the payment of bonuses; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damages.
15.4.	Collective action and related proceedings

15.4.1.     Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&GBV) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, PO&GBV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions.

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On June 30, 2026, the Court of Appeal of The Hague dismissed the appeal filed by the Foundation specifically regarding PIBBV and PGF. This decision does not affect the appeals filed by PGF and Petrobras, nor the Foundation’s remaining appeal against Petrobras, all of which remain pending judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves.

15.4.2.     Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case. On October 8, 2026, the Federal Court of Cassation rejected a new appeal filed by the Association and upheld the first and second instance decisions that recognized the statute of limitations. This decision is still subject to further appeal.

15.4.3.     Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the nine-month period ended September 30, 2026. For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	09.30.2026	12.31.2025
Onshore	705	675
Shallow waters	8,388	8,106
Deep and ultra-deep post-salt	12,653	12,748
Pre-salt	7,560	6,984
Total	29,306	28,513
Current	2,682	2,950
Non-current	26,624	25,563

Changes in the provision for decommissioning costs are presented as follows:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance	28,513	26,202
Adjustment to provision	7	39
Transfers related to liabilities held for sale	−	100
Use of provisions	(2,013)	(1,193)
Interest accrued	1,028	961
Others	(8)	(16)
Translation adjustment	1,779	4,303
Closing balance	29,306	30,396

17.	Other assets and liabilities
Assets	09.30.2026	12.31.2025
Escrow account and/ or collateral	933	685
Derivative transactions	157	102
Assets related to E&P partnerships	409	275
Others	225	149
Total	1,724	1,211
Current	1,211	895
Non-Current	513	316

Liabilities	09.30.2026	12.31.2025
Obligations arising from divestments (1)	1,532	938
Contractual retentions	1,079	923
Advances from customers	384	317
Provisions for environmental expenses, research and development and fines	689	506
Other taxes	358	324
Unclaimed dividends and interest on capital	156	187
Derivative transactions	120	131
Obligations arising from acquisition of equity interests	177	157
Various creditors	111	142
Others	509	421
Total	5,115	4,046
Current	3,362	2,331
Non-Current	1,753	1,715
(1) Includes liabilities related to TAG - see note 23.3.

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.	Property, plant and equipment
18.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2025	2,392	52,662	37,120	38,894	36,972	168,040
Cost	4,417	116,063	42,752	77,977	58,273	299,482
Accumulated depreciation and impairment (4)	(2,025)	(63,401)	(5,632)	(39,083)	(21,301)	(131,442)
Additions	52	133	14,567	166	7,290	22,208
Capitalized borrowing costs	−	−	1,916	−	−	1,916
Write-offs	(3)	(33)	(64)	(20)	(115)	(235)
Transfers (5)	333	7,750	(11,072)	4,448	1	1,460
Transfers to assets held for sale	(1)	−	1	−	−	−
Depreciation, amortization and depletion	(70)	(4,972)	−	(4,226)	(6,897)	(16,165)
Impairment recognition (note 20)	−	(49)	(55)	(45)	(79)	(228)
Impairment reversal (note 20)	1	4	414	−	−	419
Translation adjustment	148	3,155	2,388	2,389	2,267	10,347
Balance at September 30, 2026	2,852	58,650	45,215	41,606	39,439	187,762
Cost	5,070	129,846	50,610	87,524	66,946	339,996
Accumulated depreciation and impairment (4)	(2,218)	(71,196)	(5,395)	(45,918)	(27,507)	(152,234)
Balance at September 30, 2026	2,852	58,650	45,215	41,606	39,439	187,762

Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	41	80	12,396	115	10,510	23,142
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	1,438	−	−	1,438
Write-offs	(1)	(28)	(324)	(6)	(19)	(378)
Transfers (5)	(352)	4,025	(5,111)	2,592	(1)	1,153
Transfers to assets held for sale	−	(2)	−	−	−	(2)
Depreciation, amortization and depletion	(72)	(4,135)	−	(3,506)	(5,535)	(13,248)
Impairment recognition (note 20)	(44)	(116)	(17)	(10)	(84)	(271)
Impairment reversal (note 20)	32	70	230	−	−	332
Translation adjustment	409	7,512	4,432	5,799	4,948	23,100
Balance at September 30, 2025	2,498	53,213	37,428	40,911	37,507	171,557
Cost	4,477	116,149	44,029	80,991	58,587	304,233
Accumulated depreciation and impairment (4)	(1,979)	(62,936)	(6,601)	(40,080)	(21,080)	(132,676)
(1) Composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) Composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, refers only to impairment losses.
(5) Mainly includes transfers between classes of assets and transfers from Prepayments.

Additions in assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability.

18.2.	Estimated useful life

The useful life of assets depreciated are shown below:

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	39 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	13 (between 1 and 50)

18.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	28,840	34,596	3,510	66,946
Accumulated depreciation and impairment	(7,577)	(18,514)	(1,416)	(27,507)
Balance at September 30, 2026	21,263	16,082	2,094	39,439
Cost	28,617	26,632	3,024	58,273
Accumulated depreciation and impairment	(6,692)	(13,593)	(1,016)	(21,301)
Balance at December 31, 2025	21,925	13,039	2,008	36,972

18.4.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes in shared reservoirs, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance, net	409	577
Additions (write-offs) of assets	(39)	(343)
Other (income) and expenses	32	708
Indexation charges	(27)	−
Payments made	(161)	−
Cash inflow	595	−
Translation adjustments	29	124
Closing balance, net	838	1,066

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid US$ 42 to the Brazilian Federal Government, represented by Pré-Sal Petróleo S.A. (PPSA), regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

In the nine-month period ended September 30, 2026, Petrobras received US$ 595 from partner companies and paid US$ 119 to the Brazilian Federal Government represented by PPSA, in relation to the redetermination process of the Tupi Shared Reservoir.

Berbigão and Sururu shared reservoirs

On April 30, 2026, ANP approved the AIP for the Berbigão and Sururu shared reservoirs, in the Santos Basin, effective as of May 1, 2026. The agreement covers the BM-S-11A concession agreement, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%), and Petrogal (10%), as well as the area of the transfer of rights agreement, operated by Petrobras (100%).

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Following the effectiveness of this AIP, on October 13, 2026, Petrobras entered into Agreements on Expenditure and Volume Equalization (AEGVs) with its partners in this consortium, related to these reservoirs and the respective shared assets.

As a result, Petrobras will be entitled to receive a net amount of US$ 859 from its partners, which is expected to be settled by November 2026. The corresponding accounts receivable and the related effects on the statement of income will be recognized in the fourth quarter of 2026.

18.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2026, the capitalization rate was 7.37% p.a. (7.17% p.a. for the nine-month period ended September 30, 2025).

19.	Intangible assets
19.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2025	1,750	751	22	2,523
Cost	1,984	2,134	22	4,140
Accumulated amortization and impairment	(234)	(1,383)	−	(1,617)
Addition	18	187	−	205
Capitalized borrowing costs	−	16	−	16
Write-offs	−	(1)	−	(1)
Transfers	−	4	−	4
Amortization	(2)	(142)	−	(144)
Translation adjustment	109	47	1	157
Balance at September 30, 2026	1,875	862	23	2,760
Cost	2,125	2,474	23	4,622
Accumulated amortization and impairment	(250)	(1,612)	−	(1,862)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	8	181	−	189
Capitalized borrowing costs	−	8	−	8
Write-offs	−	(1)	−	(1)
Transfers	(18)	3	(1)	(16)
Amortization	(3)	(109)	−	(112)
Impairment recognition (note 20)	(165)	−	−	(165)
Translation adjustment	266	91	3	360
Balance at September 30, 2025	1,785	711	22	2,518
Cost	2,026	2,104	22	4,152
Accumulated amortization and impairment	(241)	(1,393)	−	(1,634)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) Comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
20.	Impairment
Statement of income	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Impairment (losses) reversals	191	47	−	287
Exploratory assets	−	(208)	−	−
Impairment of equity-accounted investments	59	5	−	2
Net effect within the statement of income	250	(156)	−	289
Losses	(236)	(495)	−	(41)
Reversals	486	339	−	330

Statement of financial position	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Property, plant and equipment	191	61	−	287
Intangible assets	−	(165)	−	−
Assets classified as held for sale	−	(57)	−	−
Investments	59	5	−	2
Net effect within the statement of financial position	250	(156)	−	289

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

In the nine-month period ended September 30, 2026, net impairment reversals were recognized in the amount of US$ 250, mainly arising from: the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas/MS whose approval for project resumption resulted in an estimate of positive future cash generation for the asset, with an increase in its recoverable value, in the amount of US$ 405, partially compensated by a US$ 227 impairment loss arising from the postponement of production resumption of platform P-52, in the Roncador field, located in the Campos Basin, from September 2026 to March 2027.

In the nine-month period ended September 30, 2025, net impairment losses were recognized in the amount of US$ 156, mainly due to: (i) losses resulting from the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin (US$ 208); (ii) losses related to the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU) for the decommissioning of the unit (US$ 83); (iii) losses related to additional financial compensation for the Cherne Cluster following the accident on platform PCH-1 (US$ 57); (iv) losses resulting from the delay in resuming operations at Araucária Nitrogenados S.A. - ANSA (US$ 41). These losses were partially compensated by the reversal of losses on the refining and utilities assets of the Boaventura Energy Complex, following project approval and the signing of the main contracts to complete the assets and integrate them with Reduc and Petrobras’ refining and logistics complex (US$ 328).

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Sep/2026	Jan-Sep/2025
Property plant and equipment
Opening Balance	2,427	1,475
Additions	706	716
Write-offs	(18)	(5)
Transfers	(67)	(86)
Translation adjustment	136	247
Losses on exploration expenditures written off	−	(44)
Closing Balance	3,184	2,303
Intangible assets
Opening Balance	1,664	1,609
Additions	14	−
Translation adjustment	103	251
Losses on exploration expenditures written off	−	(164)
Closing Balance	1,781	1,696
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,965	3,999
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Additions in the nine-month period ended September 30, 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(392)	(503)	(188)	(229)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(21)	(226)	(1)	(17)
Contractual penalties on local content requirements	(33)	(4)	(19)	1
Other exploration expenses	(1)	(13)	-	(3)
Total expenses	(447)	(746)	(208)	(248)
Cash used in:
Operating activities	393	516	188	232
Investment activities	720	734	218	231
Total cash used	1,113	1,250	406	463
(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,193 (US$ 1,410 as of December 31, 2025), which is still in force as of September 30, 2026, net of commitments undertaken. As of September 30, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,453 (US$ 1,358 as of December 31, 2025) and bank guarantees of US$ 740 (US$ 52 as of December 31, 2025).

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2025	464	86	550
Investments	66	4	70
Restructuring, capital decrease and others	−	(1)	(1)
Results of equity-accounted investments	176	5	181
Translation adjustment	(1)	−	(1)
Other comprehensive income	3	(3)	−
Dividends	(74)	(1)	(75)
Balance at September 30, 2026	634	90	724

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	5	7
Restructuring, capital decrease and others	−	(3)	(3)
Results of equity-accounted investments	111	54	165
Translation adjustment	3	(233)	(230)
Other comprehensive income	−	303	303
Dividends	(104)	(3)	(107)
Balance at September 30, 2025	493	301	794
(1) Includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		09.30.2026	12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	27	27	25
Total	27	27	25
Liabilities on assets classified as held for sale
Provision for decommissioning costs	113	113	103
Total	113	113	103

23.1.	Acquisition of Interests

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda. for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450, as follows: (i) US$ 50 paid on the signing date; (ii) US$ 350 at transaction closing; and (iii) two installments of up to US$ 25 each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of US$ 134 (R$ 700 million), of which US$ 19 (R$ 100 million) will be paid at the closing, and US$ 115 (R$ 600 million) at the closing or on January 15, 2027, whichever occurs later. In addition, two years after closing, the Company will pay US$ 150. These amounts are subject to contractual adjustments.

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

Lightsource Brasil NewCo Holding S.A.

On May 20, 2026, Petrobras acquired a 49.99% interest in voting share capital of Lightsource Brasil NewCo Holding S.A., through a capital contribution of US$ 32 to this company, establishing a strategic partnership in the onshore renewable energy business in Brazil, including energy generation from renewable sources and energy storage.

The investment is classified as a joint venture entity, considering the terms established in the Shareholders' Agreement, and is accounted for by the equity method.

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2026	Assets recognized in previous periods	Balance of contingent assets as of September 30, 2026
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	208	1,514	3,536
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	85	358	207
Baúna field	November 2020	285	14	271	−
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	−	26	17
Papa-Terra field	December 2022	90	−	54	36
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	307	2,665	3,910
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6). The estimated value of the transaction was reduced to US$ 5,258. For more information, see note 29.2 to the financial statements for the year ended December 31, 2025.
23.3.	Other transactions

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board. This agreement became effective on June 3, 2026, upon completion of the transfer of Novonor shares to the FIP.

Petrobras maintains its 36.15% interest in the share capital of Braskem and 47.03% of its voting share capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem is no longer classified as an associate, but rather as a joint venture company. The investment continues to be measured using the equity method.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Obligations arising from divestment – TAG

In the scope of the transaction involving the purchase and sale of shares of Transportadora Associada de Gás S.A. (TAG), which occurred in 2019, the parties assumed, as provided for in the agreement, payment obligations related to future determinations of regulatory assumptions, following the expiration of the transportation agreement associated with the Northeast Gas Transportation System.

On October 2, 2026, the ANP Executive Officers deliberated on the determination of regulatory assumptions for the 2026–2030 tariff cycle.

Based on this decision and on the contractual parameters previously mentioned, Petrobras recognized a US$ 696 expense within other income and expenses in the period, reflecting the Company’s best estimate as of September 30, 2026, still subject to measurement uncertainties, mainly due to the appeals filed with the ANP concerning the regulatory assumptions.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	09.30.2026	12.31.2025
Banking market	5,461	4,514
Capital market	2,983	3,017
Development bank (1)	533	532
Others	1	3
Total	8,978	8,066
Abroad
Banking market	3,087	3,081
Capital market	11,992	13,983
Export credit agency	1,483	1,189
Others	98	122
Total	16,660	18,375
Total finance debt	25,638	26,441
Current	1,324	2,186
Non-current	24,314	24,255
(1) Refers to BNDES.

Current finance debt is composed of:

	09.30.2026	12.31.2025
Short-term debt	13	20
Current portion of long-term debt	873	1,616
Accrued interest on short and long-term debt	438	550
Total	1,324	2,186

The capital market balance is mainly composed of US$ 11,453 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,965 in debentures issued in Brazil by Petrobras and TBG, and US$ 947 in commercial notes issued in Brazil by Petrobras.

The balance of global notes has maturities between 2029 to 2115 and does not require collateral. Such financing was carried out in dollars (92%) and pounds (8%).

The debentures and the commercial notes, with maturities between 2029 and 2045, do not require collateral and are not convertible into shares or equity interests.

On September 30, 2026, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2025	8,066	18,375	26,441
Proceeds from finance debt	1,012	2,082	3,094
Repayment of principal (1)	(748)	(3,694)	(4,442)
Repayment of interest (1)	(668)	(970)	(1,638)
Accrued interest (2)	746	876	1,622
Foreign exchange/ inflation indexation charges	60	(63)	(3)
Translation adjustment	509	55	564
Balance at September 30, 2026	8,977	16,661	25,638

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	2,217	3,098	5,315
Repayment of principal (1)	(223)	(1,480)	(1,703)
Repayment of interest (1)	(434)	(936)	(1,370)
Accrued interest (2)	608	880	1,488
Foreign exchange/ inflation indexation charges	16	(101)	(85)
Translation adjustment	1,075	240	1,315
Balance at September 30, 2025	8,822	19,300	28,122
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Sep/2026			Jan-Sep/2025
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	3,094	(4,442)	(1,638)	5,315	(1,703)	(1,370)
Premium on repurchase of debt securities	−	(26)	−	−	−	−
Deposits linked to finance debt (1)	−	(154)	(12)	−	(193)	(21)
Net cash used in financing activities	3,094	(4,622)	(1,650)	5,315	(1,896)	(1,391)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the nine-month period ended September 30, 2026, the Company:

•	repaid several finance debts, totaling US$ 6,272, notably: (i) US$ 3,175 in the capital markets, including the repurchase and optional redemption of US$ 1,886 of bonds issued in the international capital markets; (ii) US$ 2,614 in the banking market, including US$ 1,360 of prepayments in both the domestic and international markets; (iii) US$ 361 to export credit agencies; (iv) US$ 81 to development banks; and (v) US$ 42 under other financing arrangements.
•	raised US$ 3,094, notably through: (i) borrowings in the international banking market, amounting to US$ 1,478; (ii) borrowings domestic banking market, amounting to US$ 948; and (iii) borrowings from export credit agencies, amounting to US$ 590.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
24.4.	Summarized information on current and non-current finance debt
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value (4)

Financing in U.S. Dollars:	533	355	562	640	2,117	10,054	14,261	14,137
Floating rate debt (2)	469	265	560	180	740	1,451	3,665
Fixed rate debt	64	90	2	460	1,377	8,603	10,596
Average interest rate p.a.	6.3%	6.2%	5.9%	6.2%	6.2%	6.6%	6.5%

Financing in Brazilian Reais):	237	204	153	1,058	684	5,837	8,173	7,966
Floating rate debt (3)	211	46	43	43	568	5,337	6,248
Fixed rate debt	26	158	110	1,015	116	500	1,925
Average interest rate p.a.	10.1%	10.0%	10.2%	10.3%	10.6%	8.2%	9.6%

Financing in Euro:	−	14	101	25	50	349	539	533
Fixed rate debt	−	14	101	25	50	349	539
Average interest rate p.a.	-	4.6%	4.7%	4.7%	4.7%	4.8%	4.7%

Financing in Pound Sterling:	−	26	−	391	−	547	964	973
Fixed rate debt	−	26	−	391	−	547	964
Average interest rate p.a.	-	6.1%	-	6.1%	-	6.6%	6.3%

Financing in Renminbi:	13	8	19	33	527	1,101	1,701	1,767
Floating rate debt	8	5	5	5	499	−	522
Fixed rate debt	5	3	14	28	28	1,101	1,179
Average interest rate p.a.	3.9%	4.0%	4.0%	4.0%	4.0%	3.7%	3.9%
Total as of September 30, 2026	783	607	835	2,147	3,378	17,888	25,638	25,376
Average interest rate (4)	7.3%	7.2%	7.0%	7.2%	7.2%	6.6%	6.7%
(1) The average maturity of outstanding debt as of September 30, 2026 is 11.84 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is US$ 25,907 and the average interest rate p.a. is 6.7%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 11,305 as of September 30, 2026 (US$ 13,390 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 14,071 as of September 30, 2026 (US$ 12,517 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2026	2027	2028	2029	2030	2031 and thereafter	09.30.2026	12.31.2025
Principal	491	467	882	2,185	3,458	18,372	25,855	26,574
Interest	437	1,809	1,743	1,720	1,538	14,679	21,926	22,686
Total (1)	928	2,276	2,625	3,905	4,996	33,051	47,781	49,260
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
24.5.	Lines of credit
						09.30.2026
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	290	−	290
Petrobras	Banco Itaú	07/30/2025	07/31/2030	290	−	290
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	676	−	676
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	772	−	772
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	64	−	64
Total				2,092	−	2,092

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2025	6,646	36,706	43,352
Remeasurement / new contracts	2,405	4,123	6,528
Payment of principal and interest	(2,282)	(5,604)	(7,886)
Interest expenses	482	1,689	2,171
Foreign exchange losses	(228)	(2,227)	(2,455)
Translation adjustment	420	2,201	2,621
Transfers	1	−	1
Balance at September 30, 2026	7,444	36,888	44,332
Current			10,037
Non-current			34,295

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	2,087	7,740	9,827
Payment of principal and interest	(1,886)	(4,897)	(6,783)
Interest expenses	353	1,622	1,975
Foreign exchange losses	(465)	(5,189)	(5,654)
Translation adjustment	883	5,192	6,075
Balance at September 30, 2025	6,456	36,133	42,589
Current			9,593
Non-current			32,996

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal amounts on September 30, 2026	2,869	9,970	7,919	5,705	4,285	34,103	64,850
(1) On December 31, 2025, the nominal amounts of future payments are US$ 64,647.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	Jan-Sep/2026	Jan-Sep/2025
Variable payments	1,053	785
Up to 1 year maturity	26	7
Variable payments x fixed payments	13%	12%

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2026, the nominal amount of lease agreements for which the lease term has not commenced is US$ 18,905 (US$ 20,356 at December 31, 2025).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity
26.1.	Share capital

As of September 30, 2026 and December 31, 2025, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	09.30.2026	12.31.2025
Common shares	7,442,231,382	7,442,231,382
Preferred shares	5,446,501,379	5,446,501,379
Subscribed and fully paid shares	12,888,732,761	12,888,732,761

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2025	12,846	3,397	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	(1,116)	−	(1,116)
Additional dividends proposed	−	−	−	−	(1,477)	(1,477)
Balance at September 30, 2025	12,846	3,397	2,128	40,482	−	58,853

Balance at January 1, 2026	12,846	3,397	2,276	52,614	1,467	72,600
Additional dividends proposed	−	−	−	−	(1,467)	(1,467)
Balance at September 30, 2026	12,846	3,397	2,276	52,614	−	71,133

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

26.3.	Accumulated other comprehensive income (loss)

The composition of the accumulated other comprehensive income (loss) is presented in the following table:

	09.30.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(15,728)	(15,728)
Unrealized losses on cash flow hedge on exports	(10,289)	(13,845)
Translation adjustments	(74,427)	(75,027)
Others	(681)	(681)
Total	(101,125)	(105,281)

26.4.	Distributions to shareholders

Dividends relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends relating to 2025, amounting to US$ 7,507 (US$ 0.5814 per outstanding share). This amount includes US$ 6,040 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and US$ 1,467 of complementary dividends which is accounted for as additional dividends proposed.

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These complementary dividends were reclassified from equity to liabilities on the date of approval at the Annual General Shareholders Meeting and were paid in 2 installments in May and June 2026, in the form of interest on capital, updated by the Selic interest rate from December 31, 2025 to the date of each payment.

This payment of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 545. Interest on capital is subject to withholding income tax (IRRF), except for immune and exempt shareholders, as established in applicable law. The tax benefit related to the complementary dividends was recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws are effective as of January 1, 2026.

Interim dividends and interest on capital relating to 2026

Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 5,251 or R$ 26,410 million (US$ 0.4073 per outstanding common and preferred shares, or R$ 2.0491), based on the net income for the three-month periods ended March 31 and June 30, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim interest on capital - 1st quarter of 2026	05.11.2026	06.01.2026	0.1431	1,845
Interim dividends and interest on capital - 2nd quarter of 2026	08.06.2026	08.21.2026	0.2642	3,406
Total anticipated remuneration to the shareholders of Petrobras			0.4073	5,251

This interest on capital relating to the first quarter of 2026 was paid in 2 equal installments in August and September 2026, and the dividends and interest on capital relating to the second quarter of 2026 will be paid in 2 equal installments on November 23 and December 21, 2026, and will be offset against shareholder renumeration relating to 2026. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of this fiscal year.

This anticipation of interest on capital generated a tax-deductible expense resulting in a reduction of income tax expense by US$ 1,362. Interest on capital is subject to withholding income tax (IRRF) of 17.5%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

	Jan-Sep/2026	Jan-Sep/2025
Consolidated opening balance of dividends payable	2,095	2,657
Opening balance of dividends payable to non-controlling shareholders	20	19
Opening balance of dividends payable to shareholders of Petrobras	2,075	2,638
Additions relating to complementary dividends	1,467	1,477
Additions relating to anticipated dividends	5,251	3,647
Payments made	(5,311)	(6,618)
Indexation to the Selic interest rate	151	149
Transfers to unclaimed dividends	(19)	(24)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(642)	(248)
Translation adjustment	104	502
Closing balance of dividends payable to shareholders of Petrobras	3,076	1,523
Closing balance of dividends payable to non-controlling shareholders	−	−
Consolidated closing balance of dividends payable	3,076	1,523

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Unclaimed dividends

As of September 30, 2026, the balance of dividends not claimed by shareholders of Petrobras is US$ 156 recorded as other current liabilities, as described in note 17 (US$ 187 as of December 31, 2025). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Sep/2026	Jan-Sep/2025
Changes in unclaimed dividends
Opening balance	187	276
Prescription	(62)	(137)
Transfers from dividends payable	19	24
Translation adjustment	12	43
Closing Balance	156	206

26.5.	Earnings per share
		Jan-Sep/2026			Jan-Sep/2025
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	14,070	10,297	24,367	9,663	7,072	16,735
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	1.89	1.89	1.89	1.30	1.30	1.30
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	3.78	3.78	3.78	2.60	2.60	2.60

		Jul-Sep/2026			Jul-Sep/2025
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,469	3,271	7,740	3,480	2,547	6,027
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	0.60	0.60	0.60	0.47	0.47	0.47
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	1.20	1.20	1.20	0.94	0.94	0.94
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.1.	Comprehensive income

Statement of income

Gains/ (losses) recognized in the statement of income
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 27.3.1 (b)	79	73	18	19
Cash flow hedge on exports - Note 27.3.1 (a)	(1,038)	(1,659)	(334)	(439)
Interest rate risk
Swap IPCA X CDI - 27.3.1 (b)	−	(18)	17	(20)
Recognized in Net finance income (expense)	(959)	(1,604)	(299)	(440)
Price risk (commodity derivatives)
Recognized in other income and expenses	(240)	14	(102)	3
Total	(1,199)	(1,590)	(401)	(437)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

Gains/ (losses) recognized in the period
	Jan-Sep/2026	Jan-Sep/2025	Jul-Sep/2026	Jul-Sep/2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	5,388	11,764	309	2,240
Deferred income taxes	(1,832)	(3,999)	(105)	(761)
Total	3,556	7,765	204	1,479

27.2.	Statement of financial position
	09.30.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivative transactions	14	(24)
Closed derivative transactions awaiting financial settlement	23	(5)
Recognized in Statements of Financial Position	37	(29)
Other assets (note 17)	157	102
Other liabilities (note 17)	(120)	(131)

The following table presents the details of the open derivative financial instruments held by the Company as of September 30, 2026, and represents its risk exposure:

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(52)	(85)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(30)	(20)	-	−	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	R$ 3,308	R$ 3,008	113	53	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	(2,587)	(3,045)	(47)	7	Level 1	2026
Swap - Short position/Soybean oil (3)	(5)	-	−	−	Level 2	2026
Options - Long put/ Soybean oil (3)	−	(4)	−	−	Level 2	2026
Total open derivative transactions			14	(25)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	09.30.2026	12.31.2025
Commodity derivatives	68	51

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	09.30.2026	12.31.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(15,586)	(20,974)
Deferred income taxes	5,297	7,129
Total	(10,289)	(13,845)

27.3.	Market risks
27.3.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of September 30, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1809 exchange rate are set out below:

		Present value of hedging instrument notional value at 09.30.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2026 to September 2036	70,218	363,790

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	33,029	169,962
Exports affecting the statement of income	(15,334)	(79,032)
Principal repayments / amortization	(19,557)	(100,642)
Foreign exchange rate variations	-	(23,113)
Amounts designated as of September 30, 2026	70,218	363,790
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2026	90,294	467,805

In the nine-month period ended September 30, 2026, the Company recognized a US$ 58 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 150 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 66.12%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance	(20,974)	(30,845)
Recognized in equity	4,350	10,105
Reclassified to the statement of income	1,038	1,659
Other comprehensive income (loss)	5,388	11,764
Closing balance	(15,586)	(19,081)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of September 30, 2026, is set out below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(2,631)	(9,831)	(5,524)	(4,687)	727	6,360	(15,586)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 560 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(14)

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 1.53% depreciation of the real;
•	euro x U.S. dollar - a 2.25 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.71 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 1.59 % appreciation of the renminbi; and
•	renminbi x real – a 3.15 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 09.30.2026	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,360	22,589	67	872
	Liabilities	(115,962)	(600,789)	(1,771)	(23,192)
	Exchange rate - Cross currency swap	(488)	(2,530)	(8)	(98)
	Cash flow hedge on exports	70,218	363,790	1,072	14,044
	Total	(41,872)	(216,940)	(640)	(8,374)
Euro/Dollar	Assets	1,220	6,320	27	244
	Liabilities	(1,855)	(9,609)	(42)	(371)
	Total	(635)	(3,289)	(15)	(127)
Pound/Dollar	Assets	988	5,118	7	198
	Liabilities	(1,928)	(9,989)	(14)	(386)
	Total	(940)	(4,871)	(7)	(188)
Renminbi /Dollar	Assets	886	4,592	14	177
	Liabilities	(1,408)	(7,296)	(22)	(282)
	Total	(522)	(2,704)	(8)	(105)
Renminbi /Real	Assets	−	−	−	−
	Liabilities	(1,186)	(6,145)	(37)	(237)
	Total	(1,186)	(6,145)	(37)	(237)
Others (1)	Assets	7	36	−	1
	Liabilities	(52)	(270)	(2)	(10)
	Total	(45)	(234)	(2)	(9)
Total at September 30, 2026		(45,200)	(234,183)	(709)	(9,040)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

27.3.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(63)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(2)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(3)
		−	(68)

The positions with commodity derivatives are presented in note 27.2.

27.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of September 30, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	654	915
SOFR 3M (1)	84	109
SOFR 6M (1)	77	93
SOFR O/N (1)	39	55
IPCA	124	173
TJLP	58	81
LPR 12M (2)	16	22
TR	4	6
	1,056	1,454
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

27.4.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 24.4 and 25, respectively.

27.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

53

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	333	13	33	28
Other associates and joint ventures	32	24	44	27
Subtotal	365	37	77	55
Brazilian government entities
Government bonds	799	−	552	−
Banks controlled by the Brazilian Government	18,241	4,545	16,027	3,790
Fuel Trading Subsidy Program (note 28.1.1)	3,168	−	−	−
Brazilian Federal Government (1)	−	1,248	−	893
Pré-Sal Petróleo S.A. – PPSA	−	62	−	116
Others	100	160	181	170
Subtotal	22,308	6,015	16,760	4,969
Petros	54	298	50	310
Total	22,727	6,350	16,887	5,334
Current	5,583	1,776	1,896	1,453
Non-Current	17,144	4,574	14,991	3,881
(1) Includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

54

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2026	2025	2026	2025
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
Petrochemical companies (associates)	3,119	2,436	1,017	786
Other associates and joint ventures	10	30	(11)	9
Subtotal	3,129	2,466	1,006	795
Brazilian government entities
Government bonds	52	81	21	22
Banks controlled by the Brazilian Government	(27)	(97)	(6)	(6)
Fuel Trading Subsidy Program (note 28.1.1)	5,808	−	3,354	−
Brazilian Federal Government	(62)	(59)	(3)	(1)
Pré-Sal Petróleo S.A. – PPSA	(2)	(267)	132	(37)
Others	(236)	(198)	(75)	(71)
Subtotal	5,533	(540)	3,423	(93)
Petros	(15)	(14)	(5)	(5)
Total - Income (Expenses)	8,647	1,912	4,424	697
Revenues, mainly sales revenues	3,133	2,451	1,026	790
Income (expenses)	5,556	(465)	3,384	(107)
Foreign exchange and inflation indexation charges, net	(38)	12	12	45
Finance income (expenses), net	(4)	(86)	2	(31)
Total - Income (Expenses)	8,647	1,912	4,424	697

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.1.1.	Fuel trading subsidy program

Given the geopolitical situation in the Middle East and its impact on international oil and oil products prices, as of March 2026, the Brazilian Federal Government granted economic subsidies to the trade of road-use diesel, LPG, and gasoline in Brazil, equalizing a portion of the costs of producers and importers, aimed at contributing to stabilize prices and supply of oil products.

Petrobras adhered to these programs, whereby authorized amounts and conditions for receiving subsidies are defined within specific legal and regulatory framework for each product and period.

Subsidy revenue is recognized when the eligible oil products are sold and delivered to customers. The following table presents subsidy revenue by fuel recognized in the nine-month period ended September 30, 2026, including their legal instruments:

Fuel	Provisional Measure (1)	Effectiveness	Description	Subsidy gross revenues	Sales charges	Subsidy net revenues
Road-use Diesel "A" and "C"	1,340/2026	March 12 to 31, 2026	US$ 0.06 (R$ 0.32) per liter	141	(13)	128
	1,340/2026	April 1 to 6, 2026	Up to US$ 0.06 (R$ 0.32) per liter	34	(3)	31
	1,340/2026	April 7 to June 1, 2026	Up to US$ 0.22 (R$ 1.12) per liter	1,097	(102)	995
	1,363/2026	June 2 to September 26, 2026	US$ 0.22 (R$ 1.12) per liter	3,311	(306)	3,005
Road-use Diesel "A"	1,358/2026	June 1 to 30, 2026	US$ 67.90 (R$ 351.51) per m³	242	(22)	220
	1,391/2026	September 17 to 26, 2026	US$ 0.19 (R$ 1.00) per liter	260	(24)	236
	1,391/2026	September 27, 2026 onwards	US$ 0.41 (R$ 2.12) per liter	149	(14)	135
Imported LPG	1,349/2026	April 1 to August 4, 2026	Up to US$ 164.20 (R$ 850.00) per ton	12	(1)	11
Gasoline	1,358/2026	May 29 to September 9, 2026	US$ 0.08 (R$ 0.44) per liter	562	(52)	510
Total				5,808	(537)	5,271
(1) Complemented by the related decrees and ordinances.

In the nine-month period ended September 30, 2026, the Company recognized subsidy revenue of U$$ 5,271, net of Pis and Cofins. As of September 30, 2026, the balance of this subsidy was US$ 3,168.

In October 2026, the Company received additional US$ 538 relating to this program. The receipt of the remaining balance is awaiting documentation analysis by ANP.

55

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		Jan-Sep/2026			Jan-Sep/2025
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	2.4	0.3	2.7	2.1	0.3	2.4
Social security and other employee-related taxes	0.6	−	0.6	0.6	−	0.6
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Variable compensation	2.4	−	2.4	−	−	−
Benefits due to termination of tenure	−	−	−	0.2	−	0.2
Total compensation recognized in the statement of income	5.7	0.3	6.0	3.2	0.3	3.5
Total compensation paid (1)	5.3	0.3	5.6	4.7	0.3	5.0
Monthly average number of members	8.67	11.00	19.67	9.00	11.00	20.00
Monthly average number of paid members	8.67	8.44	17.11	9.00	9.00	18.00
(1) Includes variable compensation for Executive Officers relating to previous periods.

In the nine-month period ended September 30, 2026, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 13.5 (US$ 9.9 for the same period of 2025).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 218 thousand for the nine-month period ended September 30, 2026 (US$ 257 thousand with tax and social security costs). For the same period of 2025, the total compensation concerning these members was US$ 177 thousand (US$ 209 thousand with tax and social security costs).

On April 16, 2026, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 11, R$ 57.22 million, from April 2026 to March 2027 (US$ 8.3, R$ 47.57 million, from April 2025 to March 2026, as approved on April 25, 2024).

29.	Supplemental information on statement of cash flows
	Jan-Sep/2026	Jan-Sep/2025
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,788	1,193
Transactions not involving cash
Purchase of property, plant and equipment on credit	578	678
Lease	7,141	10,272
Losses (reversals) on decommissioning costs	−	6
Use of tax credits and judicial deposits for the payment of contingencies	87	171
Earnout related to Atapu and Sépia fields	205	110

56

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Sep/2026	Jan-Sep/2025
Depreciation and depletion of Property, plant and equipment	16,165	13,248
Amortization of Intangible assets	144	112
Capitalized depreciation	(3,310)	(2,179)
Depreciation of right of use - recovery of PIS/COFINS	(143)	(126)
Depreciation, depletion and amortization in the Statements of Cash Flows	12,856	11,055

30.	Subsequent events

Results of ANP’s bidding rounds under the production sharing and concession regimes

On October 7, 2026, Petrobras participated in the 4th Production Sharing Permanent Offer Cycle and the 6th Concession Permanent Offer Cycle, held by the ANP.

In the 4th Cycle, the Company acquired 2 blocks, one in the Campos basin and one in the Santos basin, with a 100% interest in both. In the 6th Cycle, it acquired 12 blocks in the Campos basin, with a 100% interest in all of them, and 7 blocks in the Ceará basin, as operator with a 70% interest, in partnership with Qatar Energy Brasil Ltda., which holds the remaining 30%.

The signature bonus related to the 21 blocks awarded in the two cycles amounts to US$ 621 (R$ 3,219 million) and will be paid by December 30, 2026.

Equalization agreements for the Berbigão and Sururu shared reservoirs

On October 13, 2026, the Company entered into Agreements on Expenditure and Volume Equalization (AEGVs) with its partners in this consortium, related to these reservoirs and the respective shared assets. As a result, Petrobras will be entitled to receive a net amount of US$ 859, as detailed in note 18.4.

Distribution of remuneration to shareholders

On November 10, 2026, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,786 or R$ 15,303 million (US$ 0.2161 per outstanding preferred and common shares, or R$ 1.1873), based on the net income for the three-month period ended September 30, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	11.10.2026	12.21.2026	0.2161	2,786
Total interim dividends			0.2161	2,786
(1) The Board of Executive Officers will still determine whether the distribution to shareholders will be in the form of dividends or interest on capital.

These dividends will be paid in two equal installments, on February 22, 2027 and March 22, 2027, and will be deducted from the remuneration that will be distributed to shareholders relating to 2026. The amounts will be adjusted by the Selic rate from December 31, 2026 until the date of payment of each installment.

57

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2026, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2026 and 2025, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2026 and 2025, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 8, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

58

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro - RJ

November 10, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer